Exhibit 99.1

Press Release

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Corinne Hoff	Jason Ford
Aventis Global Media Relations	Aventis Global Product Communications
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Corinne.Hoff@aventis.com	Jason.Ford@aventis.com

Aventis Announces FDA Approval of KETEK™ (Telithromycin) Tablets

First-in-class antibiotic to treat mild to moderate community-acquired respiratory tract infections

Strasbourg, France, April 2, 2004—Aventis today anno unced that the U.S. Food and Drug Administration (FDA) has approved KETEK™(telithromycin) tablets to treat acute exacerbation of chronic bronchitis; acute bacterial sinusitis; and mild to moderate community-acquired pneumonia, including those infections caused by multi-drug resistant Streptococcus pneumoniae, in patients age 18 and older. KETEK, the first in a new class of antibiotics known as the ketolides, was specifically designed to treat community-acquired respiratory tract infections (RTIs).

"Physicians, now more than ever, need a new therapeutic option to treat their patients suffering from mild to moderate RTIs, especially since approximately one-third of Streptococcus pneumoniae (the most common pathogen causing RTIs) are resistant to commonly used first line antibiotics," said Frank Douglas, MD, PhD, Executive Vice President and Chief Scientific Officer at Aventis.

"KETEK's innovative mechanism of action selectively targets common respiratory pathogens, including resistant strains, without significant effects on bacteria not normally involved in RTIs. This may be an important factor in minimizing the development of antibiotic resistance, a critical public health concern and one that I've seen in my clinical practice," added Paul Iannini, MD, Chairman, Department of Medicine, Danbury Hospital and Clinical Professor of Medicine, Yale University.

More than seven million patients have used KETEK since it was first introduced in major European, Latin American, and Asian markets.

KETEK has been very well accepted by healthcare professionals and patients in Japan and France, the second and third largest antibiotic markets worldwide. The global market potential for KETEK is expected to exceed € 1.5 billion.

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In clinical trials, the most commonly reported side effects were nausea, headache, dizziness, vomiting, and diarrhea.

About Aventis

Aventis is dedicated to treating and preventing disease by discovering and developing innovative prescription drugs and human vaccines. In 2003, Aventis generated sales of €16.79 billion, invested €2.86 billion in research and development and employed approximately 69,000 people in its core business. Aventis corporate headquarters are in Strasbourg, France. For more information, please visit: www.aventis.com

Statements in this news release containing projections or estimates of revenues, income, earnings per share, capital expenditures, capital structure, or other financial items; plans and objectives relating to future operations, products, or services; future economic performance; or assumptions underlying or relating to any such statements, are forward-looking statements subject to risks and uncertainties. Actual results could differ materially depending on factors such as the timing and effects of regulatory actions, the results of clinical trials, the company's relative success developing and gaining market acceptance for new products, the outcome of significant litigation, and the effectiveness of patent protection. Additional information regarding risks and uncertainties is set forth in the current Annual Report on Form 20-F of Aventis on file with the Securities and Exchange Commission and in the current Annual Report—"Document de Référence"—on file with the "Autorité des marchés financiers" in France.

Pursuant to Article 7 of the COB Regulation no. 2002-04, this press release was transmitted to the Autorité des marchés financiers before its release.